Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 (the “Amendment) dated as of November 30, 2015 is entered into among Plan B Enterprises, a California corporation and dba Universal Racking Solutions and as Elite Solar, which has a mailing address at 15 Pepsi Way, Durham, CA 95938 (collectively “Plan B” or “Seller”), Kirk R. Short (“Short”), Solar3D, Inc., a Delaware corporation (“Buyer” or “Company”), and Elite Solar Acquisition Sub, Inc., a California corporation (“Merger Sub”). Plan B, Short, Company and Merger Sub are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of August 6, 2015 among Plan B, Short, the Company and Merger Sub, as amended by an Amendment No. 1 dated October 30, 2015 (the “ Merger Agreement”; and

WHEREAS, the Parties hereto desire to amend the Merger Agreement to change the consideration to be delivered at the Closing, and to change the merger from a forward triangular merger to a reverse triangular merger.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                 Definitions. Capitalized terms used and not defined in this Amendment shall have the respective meanings assigned to them in the Merger Agreement.

2.                 Amendment to the Merger Agreement. As of the Effective Date (defined below), the Merger Agreement is hereby amended and modified as follows:

(a)               The introductory paragraph of Section 1 is deleted and replaced with the following:

Upon Closing as described in Section 4 below, and subject to the terms and conditions of this Agreement, Plan B shall merge with Merger Sub, and an Agreement of Merger, in the form attached as Exhibit A, shall be filed with the California Secretary of State (the time of such filing is referred to hereafter as the “Effective Time”).  From and after the Effective Time, the separate existence of Plan B shall cease and Merger Sub shall continue as the Surviving Corporation.  At the Effective Time, the outstanding shares of Plan B shall be exchanged with Buyer for the Merger Consideration. The Merger shall have the effects set forth in Section 1107 of the California Corporations Code.

(b)               Section 1.2 is amended to read in full as follows:

1.1               Merger Consideration.  The aggregate consideration to be paid by the Buyer to the Plan B Shareholders in exchange for their shares of Plan B as a result of the Merger (the “Merger Consideration”) shall be seven million dollars ($7,000,000.00) paid in the form of (i) cash in the amount of $2,500,000, and (ii) shares of the Buyer’s Series B Preferred Stock having the rights, preferences and privileges set forth in the attached Exhibit B (the “Buyer Preferred Stock”).   The aggregate number of shares of Buyer Preferred Stock to be delivered to the Plan B Shareholders shall equal $4,500,000 divided by the lower of (a) $4.00, or (b), the Buyer’s average closing price, as reported by Nasdaq, for the five trading days prior to the Closing Date. With respect to the public resale of the Common Stock issuable upon conversion of the Buyer Preferred Stock, each Plan B Shareholder shall at all times be subject to the restrictions, conditions and requirements of Rule 144 of the Securities Act of 1933, as amended (the “Act”), and the restrictions on resale set forth in this Agreement.

(c)               Exhibit A to the Merger Agreement, previously consisting of a Certificate of Merger, is hereby replaced with the Agreement of Merger in the form attached to this Amendment as Exhibit A.

(d)               Wherever the context requires, references in the Agreement to the shares Buyer is receiving as part of the Merger Agreement shall be changed from Buyer Common Stock to Buyer Preferred Stock.

3.                Date of Effectiveness; Limited Effect. This Amendment will be deemed effective as of the date first written above (the “Effective Date”). Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendment contained herein will not be construed as an amendment to or waiver of any other provision of the Merger Agreement or as a waiver of or consent to any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Merger Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Merger Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, that Merger Agreement will mean and be a reference to the Merger Agreement as amended by this Amendment.

4.                 Miscellaneous.

(a)               This Amendment shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.

(b)               The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

(c)               This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. This Amendment constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(d)               This Amendment will be governed by the laws of California without giving effect to applicable conflict of law provisions. With respect to any litigation arising out of or relating to this Amendment, each party agrees that it will be filed in and heard by the state or federal courts with jurisdiction to hear such suits within the State of California.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

Plan B:	Plan B Enterprises, Inc.

	By:	/s/ Kirk R. Short
Kirk R. Short, President

Plan B Shareholder:

	By:	/s/ Kirk R. Short
Kirk R. Short, Individually

Company:	Solar3D, Inc.,
a Delaware corporation

	By:	/s/ James B. Nelson
James B. Nelson, Chief Executive Officer

Merger Sub:	Elite Solar Acquisition Sub, Inc.

	By:	/s/ James B. Nelson
James B. Nelson, Chairman of the Board

[Signature page to Amendment No. 2 to Merger Agreement]